August 21, 2017

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Mutual Funds and Variable Insurance Trust, File Nos. 033-11905 and 811-05010

Dear Sir/Madam:

On behalf of Mutual Fund and Variable Insurance Trust (the “Trust”), a registered investment company, we submitted, via electronic filing on August 18, 2017, Post-Effective Amendment No. 155 to the Trust’s Registration Statement (the “Amendment”). The main purpose of the filing is to make changes to the principal investment strategies and related risks of the Rational Defensive Growth Fund, a series of the Trust, and change the name of the Fund to the Rational Dynamic Brands Fund.

If you have any questions, I may be reached at (404) 541-2954.

Sincerely,

/s/ Tanya L. Goins